MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Expressed in US Dollars)

BACKGROUND
Lithium Argentina AG (“Lithium Argentina”, the “Company” or “LAR”), is a Swiss-domiciled resource company with lithium projects located in Argentina. The Company’s head office and principal address is Dammstrasse 19, 6300 Zug, Switzerland. On January 23, 2025, the Company completed a plan of arrangement under the laws of the province of British Columbia (the “Arrangement”) involving the Company’s continuation from the province of British Columbia under the name “Lithium Americas (Argentina) Corp.” into Zug, Canton of Zug, Switzerland, as a Swiss share corporation under the name “Lithium Argentina AG”. As a result, the Company ceased to be governed by the Business Corporations Act (British Columbia). Following the Arrangement, the shareholders of the Company prior to the Arrangement continued to hold all the issued and outstanding registered common shares of the Company (the “Continuation”). On January 27, 2025, the Company began trading under the new symbol “LAR” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).
This Management’s Discussion and Analysis (“MD&A”) of Lithium Argentina provides an overview of Lithium Argentina's financial condition and results of operations for the three and six months ended June 30, 2026, and has been prepared as of August 11, 2026. It analyzes key factors influencing the Company's performance, including of the Cauchari-Olaroz lithium operation (“Cauchari-Olaroz”), in which the Company holds an interest in, its financing activities, and market conditions.
This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2026 (“Q2 2026 financial statements”) and the audited consolidated financial statements and notes thereto for the year ended December 31, 2025 (“YE 2025 financial statements”). Refer to Notes 2 and 3 of Q2 2026 financial statements and YE 2025 financial statements for disclosure of the Company’s material accounting policies. All amounts are expressed in United States dollars (“US dollars” or “US$”), unless otherwise stated. References to CDN$ are in Canadian dollars. This MD&A includes certain statements that may be deemed “forward-looking statements,” “forward-looking information,” “future-oriented financial information,” and/or “financial outlook.” Readers should refer to the cautionary note in the section titled “Forward-Looking Statements” of this MD&A. Information contained on the Company’s website or in other documents referred to in this MD&A is not incorporated by reference herein and does not form part of this MD&A unless otherwise specifically stated.
Cauchari-Olaroz is a lithium carbonate operation located in Jujuy Province, northwestern Argentina. The Company owns a 44.8% interest in the operation through its equity stake in Minera Exar S.A. (“Exar”), an Argentine entity. Operations related to Cauchari-Olaroz are conducted through equity investees Exar and Exar Capital B.V. (“Exar Capital”), a Netherlands entity that provides project funding. The Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”) collectively own 91.5% of Exar (with the remaining 8.5% held by Jujuy Energía y Minería Sociedad del Estado (“JEMSE”)), and 100% of Exar Capital, under a shareholders’ agreement.
As previously announced, the Company and Ganfeng have agreed to enter into a new joint venture (“New JV”) that will consolidate Ganfeng’s solely owned Pozuelos-Pastos Grandes project with Lithium Argentina’s Pastos Grandes project (85% owned) and the Sal de la Puna project (65% owned), (collectively, “PPG”). PPG is located in Salta Province. Upon closing the New JV, Ganfeng will hold a 67% interest and Lithium Argentina will hold a 33% interest in PPG.
Additional information relating to the Company, including key risk factors which may impact the Company’s business and financial condition, as well as other information, is contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (“Form 20-F”), and other filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
Highlights
Cauchari-Olaroz
The Company holds a 44.8% equity interest in Exar, the operating entity for Cauchari-Olaroz, and exercises joint control over all key decisions. Operational and financial highlights below are presented on a 100% basis.
▪Production: Produced 9,280 tonnes of lithium carbonate in the second quarter of 2026 with the operation continuing to perform near design capacity.

•Second quarter production reflected the planned shutdown completed in May 2026 for routine maintenance and plant improvements.
•The operation averaged 95% of design capacity in the first half of 2026 and remains on track to achieve full-year production guidance of 35,000 - 40,000 tonnes.
▪Operating Costs: Costs of sales for the second quarter of 2026 were $63 million with cash operating costs of $5,897 per tonne1 of lithium carbonate sold.
•Quarterly costs reflected the planned shutdown, higher energy costs and the impact of a stronger Argentine peso.
▪Pricing: Revenue for the second quarter of 2026 was $174 million, reflecting an average realized price2 of approximately $19,563 per tonne of lithium carbonate sold, representing a cash operating margin2 of 70%.
▪Net Income: Net income for the second quarter of 2026 was $27 million, compared to $49 million for the first quarter of 2026, with the change primarily reflecting a $38 million non-cash deferred tax charge related to accelerated depreciation.
▪Adjusted EBITDA2: Adjusted EBITDA for the second quarter of 2026 was $110 million, as higher realized prices offset lower sales volumes compared to the first quarter of 2026.
▪Operating Cash Flow: Operating cash flow for the second quarter of 2026 was $142 million and Free Cash Flow from Operations was $141 million3.
▪Liquidity: Cauchari-Olaroz net debt was reduced by $114 million in the second quarter of 2026, after funding $16 million related to cash distributions to Lithium Argentina and Ganfeng.
•Subsequent to quarter-end, Cauchari-Olaroz completed a $170 million debt facility to reduce financing cost, support additional distributions and provide flexibility to advance the operation's growth plans.
•Carbon Footprint: Cauchari-Olaroz completed an independent, ISO-verified assessment of its carbon footprint of 1.4 tonnes of CO2e (Scope 1 and 2) per tonne of lithium carbonate produced in 2025.

Growth Pipeline
Stage 2 Expansion: Continued advancing the expansion plan to increase production capacity by 45,000 tonnes per annum ("tpa") of LCE at Cauchari-Olaroz (“Stage 2”).

▪RIGI Approval: In May 2026, the Stage 2 expansion was approved under Argentina's Regimen de Incentivo para Grandes Inversiones ("RIGI"), providing long-term fiscal stability and enhanced FX and tax benefits.
▪Updated Development Plan: An updated development plan for Stage 2 is expected around the end of the third quarter of 2026 reflecting ongoing engineering and development work.
▪Modular DLE Approach: Together with Ganfeng, the Company is advancing engineering and development of an initial 10,000 tpa LCE modular DLE facility as part of a phased Stage 2 development plan.
•The strategy is designed to accelerate first production, reduce execution risk and optimize capital efficiency by leveraging Ganfeng's expertise in fabricating advanced process equipment for installation at site.
▪Early Development Activities: Cauchari-Olaroz has approved early development activities for Stage 2, including additional production wells, infrastructure and site preparation, under existing operating permits.
•These activities are expected to advance the Stage 2 expansion plan and contribute toward investment under RIGI, while strengthening the existing operation and supporting sustained production above current design capacity.
1 Cash operating costs includes all expenditures incurred at the site such as brine management, lithium plant processing, site and provincial office overheads and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Cash operating cost per tonne is a non-GAAP financial measure or ratio and does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See “Non-IFRS and Other Financial Measures”.
2 Refer to section titled “Non-IFRS and Other Financial Measures” below.
3 Free Cash Flow from Operations is Exar net cash generated from operating activities, less capital expenditures and before the deduction of development capital expenditures, including the payment of capitalized interest. Free cash flow from Operations at Exar does not represent cash flow available to the Company at its discretion. Under the shareholder agreement governing Cauchari-Olaroz, excess cash flow (as defined therein) is distributed between the Company and Ganfeng.

▪Environmental Permitting: The Environmental Impact Assessment ("EIA") application for Stage 2 has been submitted, with environmental approval process underway.

PPG: An integrated development plan targeting capacity of 150,000 tpa of LCE across three phases, leveraging shared infrastructure and the consolidated resource base.
▪Ganfeng and Lithium Argentina continue to advance financing options with potential customers and strategic partners for offtake and minority ownership interests.
▪The RIGI application was submitted in the first quarter of 2026, with approval expected by the end of 2026.

Lithium Argentina Financial and Corporate
▪As of June 30, 2026, Lithium Argentina held $100 million in cash and cash equivalents and $230 million in total liquidity, including $130 million undrawn 6-year debt facility.
•Subsequent to quarter end, Cauchari-Olaroz distributed an additional $27 million to the Company and expects to receive further distributions later in 2026.
▪The Company continued advancing plans for a secondary listing on the Australian Securities Exchange ("ASX"), complementing the Company's NYSE listing and broadening access for Asia-Pacific investors.

OPERATIONAL PERFORMANCE
Cauchari-Olaroz (on a 100% basis)4

Lithium Carbonate Operations (100% basis unless otherwise indicated)	Units	Q2 2026	Q1 2026	Q4 2025	Q3 2025	6M 2026	6M 2025	YoY
Lithium Carbonate Production	k tonnes	9.3	9.7	9.7	8.3	19.0	15.7	21%
Average Realized Price	US$ / t	$19,563	$16,818	$9,049	$7,522	$18,111	$7,642	137%
Lithium carbonate production totaled approximately 19,000 tonnes during the first six months of 2026. Production during the first half of the year reflected consistently strong operating performance, with the only interruption being the planned shutdown in the second quarter which completed maintenance and advance optimization and debottlenecking initiatives. Based on operating performance, the Company remains on track to achieve its full-year production guidance of 35,000 to 40,000 tonnes of lithium carbonate.
Strong operating performance, higher realized lithium prices and a competitive cost profile drove robust financial results and cash generation during the second quarter of 2026. Revenue for the second quarter totaled $174.1 million, reflecting an average realized lithium carbonate selling price of approximately $19,563 per tonne. Higher realized pricing partially offset lower sales volumes following the planned shutdown, resulting in revenue that was broadly consistent with the prior quarter. Costs of sales during the second quarter were $63.1 million, with cash operating costs of approximately $5,897 per tonne of lithium carbonate sold. Quarterly operating cash costs reflected the impact of lower sales volumes following the planned shutdown, higher energy costs and the impact of a stronger Argentine peso.

Adjusted EBITDA for the second quarter of 2026 was $110.3 million, representing a cash operating margin2 of 70%. The strong margin profile translated into operating cash flow of more than $142 million and Free Cash Flow from Operations of $141 million during the quarter, enabling the project to reduce net debt by $114 million in the second quarter of 2026, and fund $16 million related to cash distributions to Lithium Argentina and Ganfeng.

With commercial production now well established, Cauchari-Olaroz continues to focus on optimizing operating performance while advancing the next phase of growth. During the quarter, the Company continued to advance the planned 45,000 tpa Stage 2 expansion, with completion of the comprehensive Stage 2 development plan expected during the third quarter of 2026.

Health and Safety
The Total Recordable Injury Frequency rate for Cauchari-Olaroz for the twelve months ended June 30, 2026 was 0.69 per 200,000 hours worked (including contractors at site).
The Lost Time Injury Frequency Rate for Cauchari-Olaroz for the twelve months ended June 30, 2026 was 0.09 per 200,000 hours worked (including contractors at site).
Cauchari-Olaroz remains committed to maintaining a safe, and supportive work environment, with ongoing efforts focused on strengthening safety practices.
Environmental and Social Responsibility
During 2025, an independent third-party verification of the product carbon footprint for lithium carbonate produced at Cauchari-Olaroz was performed in accordance with ISO 14067:2018 and the GHG Protocol Product Life Cycle Accounting and Reporting Standard with the assurance guidelines established under ISAE 3410. The verification confirmed Scope 1 and Scope 2 emissions of 49,029 tCO₂e, equivalent to a product carbon footprint of 1.438 tCO₂e per tonne of lithium carbonate produced, based on 2025 production of 34,100 tonnes. The verification was conducted with a reasonable level of assurance and subsequently underwent an independent technical review by Bureau Veritas Brasil.
2 Refer to section titled “Non-IFRS and Other Financial Measures” below.
4 Information in this section is presented on a 100% basis of the Cauchari-Olaroz operation; the Company’s economic interest is 44.8%.

Cauchari-Olaroz initiated the Responsible Minerals Initiative (RMI) Responsible Sourcing Assurance Process (“RMAP”) to ensure its supply chain adheres to the highest ethical and environmental standards. In December 2024, it was officially added to the RMAP active list. Subsequently, in June 2025, the operation successfully completed an on-site audit as part of the RMAP requirements. This independent assessment validates that the Company’s due diligence and management systems align with internationally recognized responsible sourcing standards. In May 2026, Cauchari-Olaroz successfully obtained RMAP certification. To maintain this certification, the Company has initiated the RMAP re-audit process.

Strategic Growth Initiatives
Stage 2
The Company continued to advance the Stage 2 expansion at Cauchari-Olaroz, which is expected to increase production capacity by approximately 45,000 tpa of LCE. An updated Stage 2 development plan remains on track for completion around the end of the third quarter of 2026.

In parallel with the development plan, the Company intends to advance certain early development activities under existing operating permits, including production and exploration drilling, industrial water development and site preparation. These activities are expected to support the broader Stage 2 expansion and position the project for expedited development in the future.

The Company is also planning to install an initial 10,000 tpa modular DLE facility as part of a phased Stage 2 development strategy. The modular approach is intended to accelerate development, optimize capital deployment and provide flexibility in the sequencing of the broader 45,000 tpa expansion.

During March 2026, the Company released an updated mineral resource and reserve estimate (“Updated Estimate”)5, which supports Stage 2. The expanded measured and indicated mineral resource estimate increased by 42% to 28.1 million tonnes (“Mt”) of LCE at an average grade of 562 mg/L lithium, to support the Stage 2 development plan.

PPG

Lithium Argentina has entered into a framework agreement with respect to the New JV to develop PPG. Upon closing, Ganfeng and Lithium Argentina will own 67% and 33%, respectively. The New JV will be modeled on the Cauchari-Olaroz joint venture including proportional ownership and funding, shared governance with clear decision rights, and pro-rata offtake allocation. Under the contemplated structure, Ganfeng will act as the lead technical partner and operator, incorporating its technical expertise for Direct Lithium Extraction (“DLE”) (as defined herein) and downstream processing, while Lithium Argentina will provide its strong upstream and local knowledge and bring expertise to support the permitting, in-country execution, and stakeholder engagement.

A Scoping Study (“Scoping Study”) for PPG completed in November 2025 outlines a phased development with initial 50,000 tpa of LCE increasing to 150,000 tpa using a hybrid DLE flowsheet that pre-concentrates brine in ponds, then selectively recovers lithium from concentrated brine before final purification and production of lithium carbonate. The technical approach aims to lower reagent and environmental intensity versus traditional processes and is expected to improve product consistency and quality, while reducing costs at a large production scale.
The Scoping Study was filed producing an after-tax NPV8% of $8.1 billion and IRR of 33% at $18,000 per tonne lithium carbonate price. A sensitivity analysis using a long-term lithium carbonate price of $20,000 per tonne — closer to current spot prices — estimates an after-tax NPV8% of $9.6 billion and IRR of 36%.
5 See the detailed scientific and technical information on Cauchari-Olaroz prepared in accordance with NI 43-101 (including mineral resources and reserves estimates prepared in accordance with CIM Definition Standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on May 10, 2014) and are also reported in accordance with SK-1300. The estimates are supported by a technical report entitled "2026 Cauchari-Olaroz NI 43-101 Technical Report Jujuy, Argentina" with an effective date of February 27, 2026 which was filed on SEDAR+ and with the SEC.

A technical report, prepared by Golder Associates (“Golder”), in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and Subpart 1300 of Regulation S-K (“SK 1300”), was filed. The technical report has an effective date of October 31, 2025. Unless otherwise indicated, all figures are in U.S. dollars and on a 100% basis.
Scoping Study Results - Summary6
The financial results are derived from inputs based on an annual production schedule included in the Scoping Study. The PPG Scoping Study estimates strong returns with incremental after-tax NPV10% of $5.8 billion and NPV8% of $8.1 billion. A sensitivity analysis of long-term lithium carbonate price on the economic results for the 150,000 tpa of LCE over a 30-year operating period is summarized below.

Key Results
Operating Profile
Annual Production	150,000 tpa LCE
Annual Production – Stage 1	50,000 tpa LCE
Project life	30 years
Economic Parameters[7]
Lithium Carbonate Price	$18,000 / t
NPV8%	$8.1 B
NPV10%	$5.8 B
IRR	32.7%
Payback	7 years
Financial Metrics
Capital Costs	$3.3 B
Capital Costs – Stage 1	$1.1 B
Operating Costs	$5,027 / t
Sustaining Capex	$324 / t
The Secretariat of Mining and Energy of the Province of Salta, Argentina, issued the Environmental Impact Statement, Declaración de Impacto Ambiental (“DIA”), for Stage 1 of the PPG Project, closing a 14-month review of the project and the technology. The project has submitted its application to seek eligibility under Argentina’s Régimen de Incentivo para Grandes Inversiones (“RIGI”) framework to enhance fiscal stability and long-term competitiveness.
The partners are jointly pursuing financing options, including collaboration with potential partners and strategic partners for offtake and minority ownership interests.
6 All dollar figures are in United States dollars and are on a 100% basis unless otherwise indicated. Canadian investors should review NI 43-101 technical report entitled “Technical Report Scoping Study at the PPG Salar, Salta Province, Argentina” with an effective date of October 31, 2025, available on SEDAR+. An S-K 1300 Technical Report Scoping Study Report at the PPG Salars, Salta Province, Argentina is also available on EDGAR.
7 After-tax economic results.

FINANCIAL INFORMATION OF EXAR (on a 100% basis)8
The following is the condensed financial information of Exar on a 100% basis, as amended to reflect the Company’s accounting policies. The Company holds a 44.8% economic interest in Exar and accounts for its interest using the equity method of accounting. Accordingly, the recorded results and financial position of Exar are included in a single line item in the Company’s consolidated statements of comprehensive income and financial position, respectively.

	Three Months Ended June 30,		Six Months Ended June 30,
Exar Condensed Statement of Comprehensive Income	2026	2025	2026	2025
(100% basis unless otherwise indicated)	$	$	$	$
Sales	174.1	63.7	342.4	121.5
Cost of sales	(63.1)	(63.3)	(128.3)	(117.1)
Gross profit	111.0	0.4	214.1	4.4

Selling and distribution expenses	(14.0)	(4.8)	(26.6)	(9.4)
Administrative and other expenses	(1.7)	(1.6)	(2.4)	(4.1)
Finance costs	(27.9)	(40.5)	(50.9)	(74.2)
Foreign exchange loss	(7.1)	(5.2)	(2.9)	(5.2)
Derivative gain/(loss)	0.9	169.4	(7.4)	96.5
Other income/(expense)	3.9	1.4	(0.9)	(0.3)
Deferred tax expense	(38.1)	(35.4)	(46.7)	(10.9)
Net income/(loss)	27.0	83.7	76.3	(3.2)
Revenue and Gross Profit
▪Sales increased 173% to $174.1 million for the three months ended June 30, 2026 (2025 - $63.7 million), primarily driven by an increase in realized price.
▪Gross profit increased to $111.0 million for the three months ended June 30, 2026 (2025 - $0.4 million), with gross margin improving to 64% from 1%, reflecting improved pricing and operating efficiencies as production increased.
Net Income
▪Net income decreased 68% to $27.0 million for the three months ended June 30, 2026 (2025 - $83.7 million), primarily due to lower derivative gain.
▪Exar’s cost of sales includes depreciation of $15.0 (2025 - $14.8) for the three months ended June 30, 2026 and $31.1 million (2025 - $26.8 million) for the six months ended June 30, 2026.
8 Information in this section is presented on a 100% basis of the Cauchari-Olaroz operation; the Company’s economic interest is 44.8%.

Financial Position

Exar Condensed Balance Sheet	June 30, 2026	December 31, 2025
(100% basis unless otherwise indicated)	$	$
Current assets:
Cash and cash equivalents	30.7	70.7
Short-term investments	62.3	16.0
Other current assets	394.6	344.5
Total current assets	487.6	431.3
Non-current assets	1,384.1	1,409.3
Current liabilities:
Third-party loans	(169.7)	(242.9)
Other current liabilities	(69.7)	(61.6)
Total current liabilities	(239.4)	(304.5)
Non-current liabilities:
Third-party loans	(65.2)	(49.8)
Loans from Exar Capital	(935.8)	(911.3)
Loans from PGCo	-	(71.5)
Derivative liability on loans from Exar Capital and PGCo	(14.3)	(10.6)
Other non-current liabilities	(138.4)	(90.6)
Net assets	478.6	402.3
▪In late 2025 and first half of 2026, Cauchari-Olaroz completed $98.4 million ($48.2 million for the Company’s share) in cash distributions from the operation, and additional $60 million subsequent to June 30, 2026 ($27 million for the Company's share).
▪Net assets increased to 478.6 million at June 30, 2026 (2025 – $402.3 million), reflecting a $31.0 million increase in assets, mainly higher trade receivables and short-term investments, and a $45.3 million decrease in liabilities, primarily the PPG shareholder loan repayment and a reduction of third-party loans partially offset by an increase in deferred tax liability.
▪Current assets increased to $487.6 million (2025 – $431.3 million), driven primarily by a $48.6 million increase in trade receivables reflecting higher realized lithium prices, and a $46.3 million increase in short-term investments as balances were deployed into securities, partially offset by lower cash balances following debt service.
▪As of June 30, 2026, Exar’s outstanding third-party debt amounted to $234.9 million (2025 – $292.7 million), while its cash and short-term investments balance was $93.0 million (2025 – $86.7 million).
▪Shareholder loans from Exar Capital, representing historical source of funding, totaled $935.8 million (2025 – $911.3 million).

Cash Flows

Exar Condensed Statement of Cash Flows	Three Months Ended June 30,		Six Months Ended June 30,
(100% basis unless otherwise indicated)	2026	2025	2026	2025
	$	$	$	$
Net cash provided/(used) in operating activities	142.4	(15.3)	177.9	(38.9)
Net cash (used)/provided by investing activities	(42.5)	2.5	(72.3)	9.7
including purchases of property, plant and equipment	(1.3)	(2.1)	(3.6)	(6.2)
including repayment of capitalized interest on shareholder loans	(15.7)	—	(16.6)	—
Net cash (used)/provided by financing activities	(101.2)	17.5	(145.5)	45.3
Effect of foreign exchange on cash	0.6	(1.9)	(0.2)	(2.3)
Change in cash and cash equivalents	(0.7)	2.8	(40.1)	13.8
Cash and cash equivalents - beginning of the period	31.4	22.1	70.8	11.1
Cash and cash equivalents - end of the period	30.7	24.9	30.7	24.9
Note: Exar cash flow information is presented on a 100% basis, adjusted for certain reclassifications to conform with Lithium Argentina’s presentation. Figures may not sum due to rounding.

Metric	Q2-26	Q2-25%		Q2-26	Q1-26%
Production (tonnes)	9,280	8,510	+9%	9,280	9,660	-4%
Avg Sales Price ($/t)	19,563	7,375	+165%	19,563	16,818	+16%
Revenue ($M)	174.1	63.7	+173%	174.1	168.3	+3%
Cash Operating Costs ($M)	52.5	52.7	0%	52.5	53.9	-3%
C1 Cash Operating Costs per tonne ($/t)	5,897	6,098	-3%	5,897	5,391	+9%
Net Income ($M)	27.0	83.7	-68%	27.0	49.3	-45%
EBITDA ($M)	108.0	174.2	-38%	108.0	97.0	+11%
Adjusted EBITDA ($M)	110.3	8.6	+1,183%	110.3	105.8	+4%
Note: C1 Cash Operating Costs, EBITDA and Adjusted EBITDA are non-IFRS measures. Please refer to section Non-IFRS and Other Financial Measures.
Exar Operational Performance (Non-IFRS Measures) 9
▪Q2 2026 Adjusted EBITDA increased to $110.3 million, compared to $8.6 million in Q2 2025 and $105.8 million in Q1 2026, primarily reflecting higher realized prices.
▪Q2 2026 revenue increased 173% year-over-year to $174.1 million, driven by stronger realized lithium prices.
▪C1 cash operating costs were $5,897 per tonne in Q2 2026, 3% lower than Q2 2025 reflecting operating efficiency on higher production volumes and 9% higher than Q1 2026 as a result of lower production volumes, higher energy costs and the impact of a stronger Argentine peso.
▪Cash operating costs of $52.5 million in Q2 2026 were 3% lower than Q1 2026, and flat year-over-year despite a 9% increase in production volumes.
Exar’s Third Party Debt
As of June 30, 2026, Exar’s outstanding third-party debt, including accrued interest, amounted to $234.9 million at the official foreign exchange rate (2025 – $292.7 million), while its cash balance and short-term investments were $93.0 million (2025 – $86.7 million), resulting in third-party net debt of $141.9 million (2025 – $205.9 million). The Company’s proportionate share of this net debt was $69.5 million. As of June 30, 2026, Cauchari-Olaroz has completed $98.4 million of cash distributions from operations ($48.2 million attributable to the Company), funded with cash on hand and in part, additional third party borrowings secured by short-term investments.
9 Refer to section titled “Non-IFRS and Other Financial Measures” below.

Exar’s debt includes $50 million of bonds issued in Argentina in November 2024, bearing interest at 8% per annum, payable semi-annually. The bonds mature in two tranches in May and November 2027, and the proceeds were used to repay Exar’s short-term debt.
As of June 30, 2026, $169.7 million of debt was contractually due within the next twelve months, with the remaining $65.2 million classified as non-current. In 2025, the Company and Ganfeng negotiated a maturity extension for $100.0 million of the current debt through to the end of 2027, which has been approved by the regulatory authority. The loan is secured by standby letters of credit provided by Ganfeng. As these standby letters of credit are issued for standard one-year terms, the loan was originally structured with a corresponding one-year maturity. Upon renewal of the standby letters of credit, the loan is expected to roll over for the remainder of the agreed three-year term.
During the three months ended June 30, 2026, Exar repaid a $100.0 million debt facility and secured a new $50.0 million two-year facility under SOFR+1.80% interest rate. Subsequent to the second quarter of 2026, Exar secured a new three-year syndicated facility of $170.0 million at an interest rate of SOFR plus 1.05%.
As a result of these refinancing activities, together with the bonds, approximately $165.2 million of third-party debt was refinanced into long-term debt, with the remaining $69.7 million due within the next 12 months. The Company continues to work with Ganfeng to pursue additional long-term financing options as lending conditions in Argentina improve, supporting Exar’s longer-term growth plans.
SELECTED FINANCIAL INFORMATION OF THE COMPANY
Liquidity and Going Concern
As at June 30, 2026, the Company had cash and cash equivalents of $99.7 million (2025 – $61.1 million), a six-year $130 million debt facility with Ganfeng bearing interest at SOFR plus 2.5% (the “Debt Facility”). Subsequent to June 30, 2026, the Company received $27.4 million from Exar Capital as a repayment of a portion of an outstanding loan and related interest. The Company's equity-settleable convertible notes, with a face value of $258.8 million, are due on January 15, 2027.
In Q2 2026, realized lithium carbonate prices increased to an average of approximately $19,563. For year 2026, Cauchari-Olaroz is expected to produce between 35,000 and 40,000 tonnes of lithium carbonate on a 100% basis and generate significant operational cash flow. In accordance with the shareholder agreement that regulates governance of Cauchari-Olaroz, any excess cash flow (as defined in the shareholder agreement), from Cauchari-Olaroz is distributed among the Company and Ganfeng until a joint decision on any expansion plan is finalized.
The Company expects distributions from Cauchari-Olaroz to be sufficient to service the current portion of its long-term debt. However, its ability to maintain normal operations and meet these obligations ultimately depends on generating and repatriating sufficient cash flows from lithium carbonate production at Cauchari-Olaroz, or alternatively, securing additional financing.
The significance of the assumptions underlying the forecasted cash flows from Cauchari-Olaroz, the amount and timing of distribution of the cash flow to the Company and the requirement to satisfy the current portion of long-term debt, gives rise to material uncertainty which may cast significant doubt (or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Company’s ability to continue as a going concern. Although the Company has been successful in obtaining distribution of cash flow from Cauchari-Olaroz and obtaining financing in the past, there can be no assurance that it will be able to distribute sufficient additional cash flow and obtain adequate financing in the future or that such financing will be available on terms acceptable to the Company.
If the Company is unable to continue as a going concern, material adjustments to the recoverability and amounts of assets and liabilities, the reported expenses, and the balance sheet classifications of assets and liabilities may be required. The Company’s consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Quarterly Information
Selected consolidated financial information is as follows:

	2026		2025				2024
(in US$ millions)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Total assets	1,152.5	1,159.4	1,099.8	1,078.7	1,141.1	1,130.8	1,131.2	1,121.8
Property, plant and equipment	9.1	9.3	9.4	8.9	9.0	8.8	9.0	9.1
Current assets	147.9	167.6	84.7	84.6	132.1	133.1	117.4	111.8
Total liabilities	(312.9)	(326.0)	(282.8)	(251.7)	(252.8)	(242.5)	(240.3)	(228.1)
Income/(expenses)	2.3	11.0	4.6	(60.4)	(11.0)	(10.7)	(9.2)	(8.8)
Net (Loss)/income	1.3	7.5	(1.1)	(64.5)	(4.1)	(7.2)	(4.8)	(2.4)
Notes: Quarterly amounts added together may not equal to the total reported for the period due to rounding.
Discussion of Quarterly Trends
Quarter-over-quarter changes in total assets are driven primarily by the timing of lithium carbonate sales and related receivables, accrued interest on loans to Exar and Exar Capital, and the Company's share of income or loss from the Cauchari-Olaroz project, which adjusts the carrying value of the investment. Changes in total liabilities are driven primarily by the balance of payables for lithium carbonate purchases and accrued interest on the Convertible Notes.
The Company's share of income (loss) from Cauchari-Olaroz was: $12.3 million in Q2 2026, $22.1 million in Q1 2026, $13.7 million in Q4 2025, and a loss of $52.5 million in Q3 2025. Significant items affecting quarterly comparability were:

Q2 2026 — Receivables from lithium carbonate sales decreased by $19.5 million.

Q1 2026 — Exar repaid its loan receivable, increasing cash and reducing non-current loan receivables. PGCo settled its $12.9 million shareholder liability to Ganfeng.

Q4 2025 — PGCo recognized a $12.9 million shareholder liability to Ganfeng resulting from the PGCo share premium reduction transaction.

Q3 2025 — The Company's $52.5 million share of loss from Cauchari-Olaroz included previously unrecognized losses from 2024, triggered when loans from Exar Capital B.V. were assigned and capitalized into Exar's equity by the Company and Ganfeng as part of a loan restructuring. Total liabilities decreased on derecognition of the deferred tax liability.

Q3 2024 — PGCo, previously wholly owned, issued 14.9% of its shares to Ganfeng for $70.0 million and loaned $65.0 million of the proceeds to Exar.

As of June 30, 2026, total assets include the Company’s $127.7 million equity interest in the Cauchari-Olaroz project and a $334.9 million loan through Exar Capital. During the six months ended June 30, 2026, Exar fully repaid the loan outstanding to PGCo, including accrued interest, in the amount of $72.0 million.

Results of Operations
Six months ended June 30, 2026 versus Six months ended June 30, 2025

Financial results	Six Months Ended June 30,		Change
(in US$ million)	2026	2025
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(1.9)	(4.0)	2.1
General and administrative	(9.8)	(8.0)	(1.8)
Share based compensation	(9.1)	(8.6)	(0.5)
Share of income/(loss) of Cauchari-Olaroz Project	34.3	(0.9)	35.2
Share of loss of Sal de la Puna Project	(0.2)	(0.1)	(0.1)
	13.3	(21.7)	35.0
OTHER ITEMS
Transaction costs	(1.5)	(2.3)	0.8
(Loss)/gain on financial instruments measured at fair value	(1.8)	0.5	(2.3)
Finance and other costs	(17.7)	(14.0)	(3.7)
Foreign exchange gain/(loss)	0.1	(0.2)	0.3
Finance and other income	16.0	28.2	(12.2)
	(4.9)	12.2	(17.1)

INCOME/(LOSS) BEFORE TAXES	8.4	(9.5)	17.9

Deferred tax recovery/(expense)	0.4	(1.8)	2.2

NET INCOME/(LOSS)	8.8	(11.3)	20.1

The Company reported a net income of $8.8 million for the six months ended June 30, 2026, compared to a net loss of $11.3 million for the six months ended June 30, 2025. The change was primarily attributable to:
▪share of income from the Cauchari-Olaroz Project of $34.3 million in 2026, compared to a share of loss of $0.9 million in 2025, primarily reflecting improved operating results at Exar driven by higher realized lithium carbonate prices during the current period.

These impacts were partially offset by:
▪lower finance and other income of $16.0 million in 2026, compared to $28.2 million in 2025, primarily reflecting lower interest income on loans to Exar Capital following the capitalization of certain loans into equity during 2025. Additionally, the loan to Minera Exar was settled in the prior quarter, reducing the interest income earned;
▪a loss on financial instruments measured at fair value of $1.8 million in 2026, compared to a gain of $0.5 million in 2025, arising from the fair value remeasurement of the Convertible Notes derivative liability, primarily driven by an increase in the Company’s share price and higher share price volatility during 2026.

Purchases and sales of lithium carbonate
During the six months ended June 30, 2026, the Company was entitled to purchase its 49% share of Exar’s lithium carbonate production shipped during the period and, pursuant to its offtake agreements, sell that volume to Ganfeng and BCP Innovation PTE LTD (“Bangchak”), a wholly-owned subsidiary of Bangchak Corporation Public Company Ltd. Based on its principal versus agent assessment, the Company concluded that it acted as an agent in these transactions, as control of the lithium carbonate did not transfer to the Company prior to transfer to the end customers and the Company was not exposed to inventory or price risk. Accordingly, the Company did not recognize revenue or cost of sales in respect of these transactions.
As at June 30, 2026, the Company had a payable of $54.2 million to Exar for lithium carbonate purchases and receivables totaling $46.1 million from Ganfeng for lithium carbonate sales, as disclosed on the statement of financial position. The net payable balance reflects timing differences in payments at period end.
Expenses
•Exploration and evaluation expenditures: $1.9 million (2025 – $4.0 million), primarily related to Pastos Grandes, reflecting lower activity and cost reduction efforts.
•Share based compensation: $9.1 million (2025 – $8.6 million), a non-cash expense related to restricted share units (“RSUs”), performance share units (“PSUs”), deferred share units (“DSUs”), and stock options. The increase was primarily due to the number and fair value of awards outstanding during the period.
•General and administrative expenses: $9.8 million (2025 – $8.0 million), primarily reflecting higher salaries and benefits due to increased headcount and compensation changes, and higher professional expenses, partially offset by lower office and administrative expenses and investor relations costs. General and administrative expenses included:
◦Salaries and benefits: $5.5 million (2025 – $4.0 million).
◦Professional fees: $2.5 million (2025 – $1.7 million).
◦Office and administrative expenses: $1.1 million (2025 – $1.5 million).
Other Items
•Loss on financial instruments: $1.8 million (2025 – gain of $0.5 million), arising from the fair value remeasurement of the Convertible Notes derivative liability. The fair value of the derivative as at June 30, 2026, was estimated using a partial differential equation method with Monte Carlo simulation, with the following inputs: volatility of 84%, share price of $8.27, a risk-free rate of 4.01%, an expected dividend of 0%, and a credit spread of 4.53%. The loss primarily reflects an increase in the Company’s share price from $5.58 as at December 31, 2025, to $8.27 as at June 30, 2026, and an increase in the volatility from 75% as at December 31, 2025 to 84% as at June 30, 2026.
•Finance and other income: $16.0 million (2025 – $28.2 million), including:
◦Interest from Exar Capital: $13.5 million (2025 – $23.2 million).
◦Interest from PGCo loans to Exar: $0.5 million (2025 – $3.1 million).
◦Interest on cash and deposits: $1.6 million (2025 – $1.5 million).
•Finance and other costs: $17.7 million (2025 – $14.0 million), primarily comprised of interest on the Convertible Notes.
•Transaction costs: $1.5 million (2025 – $2.3 million), mainly related to New JV transaction.

Three months ended June 30, 2026 (“Q2 2026”), versus Three months ended June 30, 2025 (“Q2 2025”)

Financial results	Three Months Ended June 30,		Change
(in US$ million)	2026	2025
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(1.0)	(2.2)	1.2
General and administrative	(4.8)	(4.2)	(0.6)
Share based compensation	(4.1)	(4.1)	—
Share of income/(loss) of Cauchari-Olaroz Project	12.3	(0.4)	12.7
Share of loss of Sal de la Puna Project	(0.1)	—	(0.1)
	2.3	(11.0)	13.3
OTHER ITEMS
Transaction costs	(0.9)	(0.2)	(0.7)
Gain on financial instruments measured at fair value	0.1	0.1	—
Finance and other costs	(7.5)	(7.4)	(0.1)
Foreign exchange loss	(0.1)	(0.1)	—
Finance and other income	7.4	14.5	(7.1)
	(1.0)	6.9	(7.9)

INCOME/(LOSS) BEFORE TAXES	1.3	(4.1)	5.4

Deferred tax recovery/(expense)	—	—	—

NET INCOME/(LOSS)	1.3	(4.1)	5.4
The Company reported a net income of $1.3 million for Q2 2026, compared to a loss of $4.1 million for Q2 2025. The change was primarily attributable to:
▪share of income from the Cauchari-Olaroz Project of $12.3 million in Q2 2026, compared to a share of loss of $0.4 million in Q2 2025; and
▪lower exploration and evaluation expenditures, due to lower activity in the quarter.
These impacts were partially offset by:
▪lower finance and other income of $7.4 million in Q2 2026, compared to $14.5 million in Q2 2025; and
▪higher transaction costs of $0.9 million in Q2 2026, compared to $0.2 million in Q2 2025.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Three Months Ended June 30,		Six Months Ended June 30,
(in US$ million)	2026	2025	2026	2025
	$	$	$	$
Net cash used in operating activities	(4.7)	(5.5)	(10.6)	(20.5)
Net cash provided/(used) in investing activities	6.3	(0.2)	58.7	3.4
Net cash provided/(used) in financing activities	0.7	(0.1)	(9.6)	(0.2)
Effect of foreign exchange on cash	—	(0.1)	0.1	(0.2)
Change in cash and cash equivalents	2.3	(5.9)	38.6	(17.5)
Cash and cash equivalents - beginning of the period	97.4	73.9	61.1	85.5
Cash and cash equivalents - end of the period	99.7	68.0	99.7	68.0
As at June 30, 2026, the Company had cash and cash equivalents of $99.7 million.
The Company expects that its existing cash balance, proceeds from operations, and other sources of financing will provide sufficient resources to fund the planned expenditures at Pastos Grandes, Sal de la Puna, its share of Cauchari-Olaroz planned expenditures, as well as general and administrative costs and other obligations (refer to section “Liquidity and going concern” above).
The timing and amount of expenditures for Pastos Grandes are within the Company’s control due to its controlling interests in the project. However, pursuant to the agreements governing Cauchari-Olaroz and Sal de la Puna, decisions regarding capital budgets for these projects require agreement between Lithium Argentina and the projects’ co-owner, Ganfeng.
The Company’s capital resources are driven by the status of its assets, the operation at Cauchari-Olaroz, and its ability to secure investor support for its initiative.
In the long-term, the Company expects to meet its obligations and fund the development of its projects through the financing plans described above. However, given the conditions associated with such financing, there can be no assurance that the Company will successfully complete all of its contemplated financing plans. Except as disclosed, the Company is not aware of any trends, demands, commitments, events, or uncertainties that are likely to materially affect its liquidity and capital resources, either positively or negatively, in the near or foreseeable future. The Company does not engage in currency hedging to mitigate any risks related to currency fluctuations.
Operating Activities
Cash used in operating activities for the six months ended June 30, 2026, was $10.6 million (2025 – $20.5 million). The significant components of operating activities are discussed in the “Results of Operations” section above.
Investing Activities
Cash provided by investing activities for the six months ended June 30, 2026, was $58.7 million (2025 – $3.4 million).
During the six months ended June 30, 2026, the Company received $72.0 million as repayment of its outstanding loan to Minera Exar and $12.9 million as partial repayment of outstanding loan interest from Exar Capital. This was partially offset by the acquisition of $26.0 million in Exar Capital loan receivables from Ganfeng Lithium.

Financing Activities
Equity-settleable Convertible Notes
On December 6, 2021, the Company closed an offering (the “Offering”) of $225 million aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes,” “Equity-settleable Convertible Notes,” or “Notes”). On December 9, 2021, the initial purchasers under the Offering exercised, in full, their option to purchase up to an additional $33.75 million aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258.75 million.
Pursuant to the indenture governing the terms of the Convertible Notes, as amended by a first supplemental indenture to reflect the name change of the Company in connection with the Separation and a second supplemental indenture to reflect the effects of the Continuation (the “Indenture”), the holders of the Convertible Notes, at their election, were permitted to surrender the Convertible Notes for conversion (i) into shares of the Company during the approximate 30-trading day period prior to the closing of the Continuation and (ii) into shares of the Company during the period from and after the closing of the Continuation until approximately the 35th trading day after the closing of the Continuation. The Conversion Rate (as defined in the Indenture) for the Convertible Notes was initially 21.2307 shares per $1,000 principal amount of the Convertible Notes. Pursuant to the terms and conditions of the Indenture, the Conversion Rate for the Convertible Notes was adjusted on October 17, 2023, to 52.6019 shares of the Company per $1,000 principal amount of the Convertible Notes based on the trading prices of the Company’s shares over the preceding 10-trading day period due to the Separation transaction. The Conversion Rate for the Convertible Notes was not adjusted as a result of the Continuation. None of the Convertible Notes were surrendered for conversion during the permitted conversion period in connection with the Continuation.
The Convertible Notes are convertible at the option of the holders upon satisfaction of certain conditions (as disclosed in Note 12 of the Q2 2026 Financial Statements) that are beyond the control of the Company. If such conditions are satisfied, the Convertible Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the Convertible Notes for more than 12 months after the end of the reporting periods.
CURRENT SHARE DATA
Issued and outstanding diluted securities of the Company as at the date of this MD&A are as follows:

Shares issued and outstanding	164.1 million
Restricted Share Units (RSUs)	7.6 million
Deferred Share Units (DSUs)	1.1 million
Stock Options (diluted)	0.8 million
Performance Share Units (PSUs)	0.1 million
Total shares, fully diluted	173.7 million
RELATED PARTY TRANSACTIONS
Any transactions between the Company and its equity-accounted investees Sal de la Puna, Minera Exar, and Exar Capital are considered related party transactions (refer Note 5, 6, 7 and 8 of the Q2 2026 Financial Statements).
▪Minera Exar, one of the Company’s equity-accounted investees, has entered into the following transactions with companies controlled by the family of its Director, who is also a director of Lithium Argentina:
•Option Agreement with Grupo Minero Los Boros S.A. dated March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprise a portion of the Cauchari-Olaroz project. During the first quarter of 2026, the Company resumed discussions with Grupo Minero Los Boros regarding the agreed quarterly payment schedule, which had been suspended since August

2022. As a result, the fifth installment of $200 thousand was paid in the first week of February 2026 and the sixth installment of $200 thousand on May 4, 2026.
•No expenditures were incurred under the construction services contract for the Cauchari-Olaroz project with Magna Construcciones S.R.L. (“Magna”) for the six months ended June 30, 2026.
•Service agreement with a consortium owned 49% by Magna. The agreement, entered into in Q1 2022, relates to the servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term. For the six months ended June 30, 2026, transactions under this agreement totaled $11.3 million (including VAT).
▪During the six months ended June 30, 2026, Exar Capital facilitated the purchase of certain materials and supplies on behalf of Minera Exar amounting to $29.6 million (2025 – $12.4 million). These transactions are settled by Minera Exar upon delivery of the goods and receipt of supplier documentation.

▪On April 28, 2026, Minera Exar made an early payment of a portion of the accrued interest on its loans with Exar Capital totaling $15.0 million, in accordance with the terms of the loan agreements in effect between the parties.

▪During the six months ended June 30, 2026, Minera Exar repaid in full the loan receivable owing to PGCo, including accrued interest, totaling $72.0 million, comprising principal of $65.0 million and accrued interest of $7.0 million. In conjunction with this repayment, the Company acquired $26.0 million of Exar Capital loan receivables from Ganfeng.
▪During the six months ended June 30, 2026, Exar Capital repaid a portion of outstanding loan interest to the Company totaling $12.9 million.
The amounts due by Minera Exar and Exar Capital to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment.
Compensation of Key Management
The Company’s key management consists of the executive management team, who supervise day-to-day operations, and independent directors on the Company’s Board of Directors, who oversee management. Their compensation was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Share based compensation	3.5	4.0	8.0	8.1
Salaries, bonuses, benefits and directors' fees included in general & administrative expenses	0.8	0.8	1.8	1.6
Salaries, bonuses and benefits included in exploration expenditures	0.1	0.1	0.1	0.2
Salaries and benefits capitalized to Investment in Cauchari-Olaroz Project	—	0.1	—	0.1
	4.4	5.0	9.9	10.0

	June 30, 2026	December 31, 2025
	$	$
Total due to directors	0.1	0.1
Offtake Arrangements
Each of the Company and Ganfeng are entitled to a share of offtake from production at Cauchari-Olaroz. The Company is entitled to 49% of the offtake, which would amount to approximately 19,600 tpa of lithium carbonate at full capacity of 40,000 tpa.

The Company has entered into offtake agreements with both Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate, remains uncommitted, except for limited residual rights available to Bangchak if production does not meet full capacity.
CONTRACTUAL OBLIGATIONS
As at June 30, 2026, the Company had the following contractual obligations on an undiscounted basis:

	Years ending December 31,
	2026	2027 and later	Total
	$	$	$
Convertible senior notes	2.3	261.0	263.3
Accounts payable and accrued liabilities	60.8	-	60.8
Obligations under office leases¹	0.1	0.5	0.6
Total	63.2	261.5	324.7
1Include principal and interest/finance charges.
The Convertible Notes are classified as current liabilities as at June 30, 2026, since the Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in shares, cash, or a combination thereof. The table above summarizes the contractual maturities as of June 30, 2026, with respect to the Convertible Notes, assuming that such conditions will not be satisfied before the due date.
The Company’s commitments related to royalties and other payments are disclosed in Note 11 of the Q2 2026 financial statements filed on SEDAR+ and EDGAR, most of which will be incurred in the future if the Company continues to hold the subject property, proceeds with construction, or begins production.
NON-IFRS AND OTHER FINANCIAL MEASURES
Exar Cash Operating Costs and Total Cash Costs per Tonne
Lithium Argentina reports Exar’s “Cash Operating Costs per tonne” and “Total Cash Costs per tonne” as key non-GAAP financial measures or ratios. These non-GAAP financial measures or ratios do not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. The most directly comparable IFRS measure is Exar's Cost of Sales. These metrics provide investors with insight into the Company’s cost structure by excluding non-cash and non-operating items, thereby enabling better comparability of operating performance. Cash operating margin is a non-GAAP ratio, calculated as Exar's revenue less Cash Operating Costs (C1), divided by revenue. It is a performance measure and not a measure of liquidity, and the most directly comparable IFRS measure is Exar's gross profit.
Cash Operating Cost (C1) includes all expenditures incurred at the site, such as brine management, lithium plant processing, site and provincial office overheads, and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs.
Total Cash Costs (C2) include all C1 costs, along with selling costs, export duties (net of refunds) and provincial royalties. Tonnes are reported on a tonnes sold basis at FOB Buenos Aires port. Exar covers the cost of transporting lithium carbonate to the port, while the delivery cost to the buyer's factory in China, along with processing and other costs are subtracted from the sales price.

RECONCILIATION TO NON-GAAP MEASURES
Exar on a 100% basis

In USD millions (unless stated otherwise)		Q2-26	Q2-25	Change	Q2-26	Q1-26	Change
Cost of sales	M$	63.1	63.3	(0.2)	63.1	65.2	(2.1)
(-) Depreciation and inventory net realizable value adjustments	M$	(15.0)	(14.8)	(0.2)	(15.0)	(16.1)	1.1
(+) General & administration and sales logistics	M$	4.4	4.2	0.2	4.4	4.8	(0.4)
C1: Cash Operating Costs	M$	52.5	52.7	(0.2)	52.5	53.9	(1.4)
(+) Selling costs, duties and royalties	M$	9.9	2.3	7.6	9.9	8.2	1.7
C2: Total Cash Costs	M$	62.4	55.0	7.4	62.4	62.1	0.3
Li2CO3 Shipments (dry base)	tns	8,901	8,635	266	8,901	10,006	(1,105)
C1 Total Cash Operating Costs per tonne	$/tn	5,897	6,098	(201)	5,897	5,391	506
C2 Total Cash Costs per tonne	$/tn	7,005	6,366	639	7,005	6,208	797
Notes: Quarterly amounts added together may not equal to the total reported for the period due to rounding.
Exar EBITDA and Adjusted EBITDA
Lithium Argentina reports “Exar EBITDA” and “Exar Adjusted EBITDA” as supplemental non-GAAP operational measures. These measures are presented on a 100% Exar basis and do not represent amounts attributable to Lithium Argentina or its shareholders. Lithium Argentina accounts for its 44.8% interest in Exar using the equity method and accordingly recognizes only its proportionate share of Exar’s net income or loss as a single line item in its consolidated statements of operations. These non-GAAP measures do not have a standardized meaning under IFRS and may not be comparable to similar measures disclosed by other issuers.
Management presents these measures to provide investors and other stakeholders with additional insight into the operational performance of the asset in which Lithium Argentina holds its primary interest.
Exar EBITDA is defined as Exar’s net income (loss) before income tax expense (recovery), finance costs (net), and depreciation and amortization. Exar Adjusted EBITDA further excludes foreign exchange gains and losses, gains and losses arising from derivative liabilities, other income and expense items of a non-cash or non-operating nature. These adjustments reflect items that management considers to be outside the ordinary course of operations at the Cauchari-Olaroz project and that may obscure period-to-period and peer-to-peer comparability of operating results. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our significant equity investee in order to provide liquidity to fund its own needs and service its outstanding debt, as well as repay loans provided by Lithium Argentina and pay dividends.
Exar on a 100% basis

In USD millions (unless stated otherwise)	Q2-26	Q2-25	Change	Q2-26	Q1-26	Change
Net income (loss)	27.0	83.7	(56.7)	27.0	49.3	(22.3)
Income tax expense	38.1	35.4	+2.7	38.1	8.5	+29.6
Finance costs, net	27.9	40.5	(12.6)	27.9	23.0	+4.9
Depreciation and amortization	15.0	14.6	+0.4	15.0	16.2	(1.2)
EBITDA	108.0	174.2	(66.2)	108.0	97.0	+11.0
FX losses/(gains)	7.1	5.2	+1.9	7.1	(4.2)	+11.3
Derivative (gains)/losses	(0.9)	(169.4)	+168.5	(0.9)	8.2	(9.1)
Other (income)/loss	(3.9)	(1.4)	(2.5)	(3.9)	4.8	(8.7)
Adjusted EBITDA	110.3	8.6	+101.7	110.3	105.8	+4.5
Note: The reconciliation above has been prepared using financial information from Exar's financial statements, adjusted for certain reclassifications to conform with Lithium Argentina's presentation. Figures may not sum due to rounding.

Derivative gains and losses reflect fair value changes related to an embedded derivative within Exar’s USD-denominated related party loans, that are contractually required to be settled in Argentine Pesos using the Blue-Chip Swap (“BCS”) exchange rate. The fair value of this embedded derivative fluctuates with changes in the spread between the BCS rate and the official Argentine exchange rate. These amounts are excluded from Adjusted EBITDA because they reflect non-operating fair value movements associated with financing arrangements rather than the underlying operating performance of the Cauchari-Olaroz project.
Exar Free Cash Flow and Exar Free Cash Flow from Operations

Lithium Argentina reports “Exar Free Cash Flow” and “Exar Free Cash Flow from Operations” as supplemental non-GAAP financial measures, presented on a 100% Exar basis. They are not standardized financial measures under IFRS and may not be comparable to similar measures disclosed by other issuers, including measures with similar titles. Exar Free Cash Flow is net cash generated from operating activities of Exar, less capital expenditures. Exar Free Cash Flow from Operations is Exar Free Cash Flow before the deduction of development capital expenditures, including the payment of capitalized interest. The most directly comparable IFRS measure for both is net cash generated from operating activities of Exar, presented under “Financial Information of Exar (on a 100% basis) – Cash Flows” above, where the underlying amounts are also disclosed.

Sustaining capital expenditures and development capital expenditures are supplementary financial measures which together comprise purchases of property, plant and equipment. Sustaining capital expenditures maintain existing operations and current production levels; development capital expenditures increase current or future production capacity, cash flow or earnings potential. Both are measured on a cash basis, and where an expenditure serves both purposes, classification follows its primary purpose. Development capital expenditures include the payment of capitalized interest settled during the periods presented.

Because Lithium Argentina’s interest in Cauchari-Olaroz is held through an equity-accounted investment rather than a controlled subsidiary, Exar’s cash flows are not presented in the Company’s consolidated statement of cash flows. Exar Free Cash Flow gives users visibility into the cash generated by the underlying operating asset after all capital expenditure incurred in the period. Development capital expenditures, including payment of capitalized interest are deducted in Exar Free Cash Flow because they are a cash cost of acquiring those production assets; had that interest been paid as it accrued rather than deferred, the cash outflow would have been included in purchases of property, plant and equipment in earlier periods. Other amounts within Exar’s investing and financing activities are not deducted, principally treasury investment activity, VAT recovery arising in the comparative period only, and movements in loan principal.

Exar Free Cash Flow from Operations is presented in addition to, and not in place of, Exar Free Cash Flow, to show the operation’s cash generation before development capital expenditures. Development capital expenditures in the periods presented relate to the payment of interest capitalized prior to commercial production, so the capitalized balance is fixed and reduces as it is settled: approximately $16.6 million was settled during the six months ended June 30, 2026, leaving approximately $18.9 million payable to Exar Capital, a jointly owned financing company wholly owned by Lithium Argentina and Ganfeng.

Neither measure represents an amount attributable to Lithium Argentina or its shareholders, nor residual cash available for discretionary use, and both are stated before scheduled principal repayments and interest on Exar’s third-party debt. Free Cash Flow from Operations at Exar does not represent cash flow available to the Company at its discretion. Under the shareholder agreement governing Cauchari-Olaroz, excess cash flow (as defined therein) is distributed between the Company and Ganfeng.

Exar on a 100% basis

	Three Months Ended June 30,		Six Months Ended June 30,
In USD millions (unless stated otherwise)	2026	2025	2026	2025
Net cash generated from operating activities (IFRS)	142.4	(15.3)	177.9	(38.9)
(-) Purchases of PP&E	(1.3)	(2.1)	(3.6)	(6.2)
(-) Settlement of interest capitalized during construction	(15.7)	—	(16.6)	—
Exar Free Cash Flow	125.4	(17.4)	157.7	(45.1)
(+) Settlement of interest capitalized during construction	15.7	—	16.6	—
Exar Free Cash Flow from Operations	141.1	(17.4)	174.3	(45.1)
Note: The reconciliation above has been prepared using financial information from Exar’s financial statements, adjusted for certain reclassifications to conform with Lithium Argentina’s presentation. Figures may not sum due to rounding. Exar Free Cash Flow from Operations is presented in addition to, and not in place of, Exar Free Cash Flow.

Average realized lithium price

Lithium Argentina reports Exar’s average realized lithium price as a key non-GAAP financial measure. This non-GAAP financial measure does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Average realized lithium price per tonne is defined as lithium revenue divided by total lithium tonnes sold.
FINANCIAL INSTRUMENTS
Measurement
Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified within a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
Level 3 – Inputs for assets and liabilities that are not based on observable market data.
The fair value hierarchy requires the use of observable market inputs whenever such inputs are available. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been used in measuring fair value.

Fair value hierarchy

Financial instruments
Convertible notes - embedded derivative	Level 2
The embedded derivative associated with the Convertible Notes is measured at fair value on a recurring basis and is classified within Level 2, as the valuation is based on observable market inputs, including the Company’s quoted share price, observable volatility, risk-free interest rates and market-derived credit spread. The long-term receivable from JEMSE is not measured at fair value on a recurring basis; however, its fair value is disclosed and classified within Level 3, as it is determined using unobservable inputs, including assumptions regarding the timing of future cash flows of Exar and the applicable discount rate.
The Company’s financial assets and financial liabilities measured at amortized cost include cash and cash equivalents, receivables from purchasers for lithium carbonate, loans to Exar Capital, other receivables, accounts payable and accrued liabilities, payable to Exar for lithium carbonate purchases, and the debt host component of the Convertible Notes. As at June 30, 2026, the fair value of such financial instruments measured at amortized cost approximated their carrying value.

Risk
The Company manages risks to minimize potential losses. The primary objective of the Company’s risk management process is to ensure that risks are properly identified, monitored and managed, and that the Company maintains an appropriate capital base relative to its risk profile. The principal risks impacting the Company’s financial instruments are credit risk, liquidity risk and market risk.
Credit Risk
Credit risk refers to the potential for loss due to a counterparty’s inability to meet its financial obligations. The Company’s exposure to credit risk arises primarily from its cash and cash equivalents, receivables from purchasers of lithium carbonate, the long-term receivable from JEMSE, and loans advanced to Exar Capital and Exar.
The Company limits its exposure to credit losses on cash and cash equivalents by placing funds with major financial institutions and regularly monitoring their creditworthiness. As at June 30, 2026, the Company held its cash and cash equivalents with three financial institutions, enhancing diversification and liquidity management.
The Company actively monitors credit exposure to Exar and Exar Capital, which are related parties involved in the Cauchari-Olaroz Project. Management reviews their financial position regularly and, given the strategic nature of these relationships and the support from project partners, ensures that credit risk on these balances is maintained at acceptable levels.
As at June 30, 2026, the Company performed an expected credit loss assessment on its loans to Exar Capital and Exar. Based on this assessment, management concluded that expected credit losses were not significant and, accordingly, no impairment allowance was recognized. The Company also assessed credit risk associated with receivables outstanding at period end and determined that no material impairment was required, as a substantial portion of these receivables was settled subsequent to June 30, 2026.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity is to evaluate current and expected funding requirements under both normal and stressed conditions and to maintain sufficient cash and cash equivalent reserves to meet short- and long-term obligations. The Company prepares annual budgets and forecasts, which are reviewed and updated regularly.
As at June 30, 2026, the Company had cash and cash equivalents of $99.7 million and receivables from purchasers of lithium carbonate of $46.1 million to settle current liabilities of $311.9 million, which include the equity-settleable convertible notes with a carrying value of $248.7 million (face value of $258.8 million) maturing in January 2027. Refer to Liquidity and Going Concern section above which outlines the Company’s current expectation to fund its obligations, including the convertible notes, through available liquidity and other sources.
Market Risk
Market risk encompasses various risks, including those related to market prices, share price fluctuations, and currency movements, which can affect the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk, as described below.
Foreign Currency Risk
The Company’s operations in foreign countries are subject to currency fluctuations, which may affect its financial results. The Company and its subsidiaries and associates have a US dollar functional currency, and it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”), Swiss francs (“CHF”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. As at June 30, 2026, the Company did not hold significant amounts of cash and cash equivalents denominated in CDN$, ARS$, and CHF.

ESTIMATION UNCERTAINTY AND ACCOUNTING POLICY JUDGMENTS
Please refer to the Company’s annual MD&A for the year ended December 31, 2025, for Estimation Uncertainty and Accounting Policy Judgments disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the six months ended June 30, 2026, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2025.

NEW IFRS PRONOUNCEMENTS
Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments
The Company adopted the amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments effective January 1, 2026. These amendments clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. These amendments require additional disclosures for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.
Upon adoption, the Company applied the optional exemption permitting derecognition of financial liabilities settled through qualifying electronic payment systems at the date the payment instruction is released, rather than the settlement date. Management assessed the Company’s payment processes and determined that the criteria for application of this exemption are met.
The adoption of these amendments did not have a material impact on the Company’s condensed consolidated interim financial statements and did not result in any significant changes to the classification or measurement of financial instruments.
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the International Accounting Standards Board (“IASB”) issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals.
It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.
In addition, there are consequential amendments to other accounting standards; some requirements previously included in IAS 1 have been moved to IAS 8 and limited amendments have been made to IAS 7 and IAS 34. IFRS 18 is effective for the reporting period beginning on or after January 1, 2027, with early application permitted. Retrospective application is required in both annual and interim financial statements. The Company is currently assessing the impact of this standard on its financial statements and has not yet applied it.
Amendments to IAS 28 – Fair Value Option for Investments in Associates and Joint Ventures
In June 2026, IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, which clarify the application of the fair value option for investments in associates and joint ventures. The amendments specify which entities are eligible to elect to measure such investments at fair value through profit or loss, thereby providing additional guidance on the scope and application of this option.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, and are to be applied when an entity first applies IFRS 18, Presentation and Disclosure in Financial Statements. Early application is permitted if IFRS 18 is adopted early. The Company is currently assessing the impact of these amendments on its financial statements and has not yet applied them.
TECHNICAL INFORMATION AND QUALIFIED PERSON
The Scoping Study for PPG was prepared by James Wang of Golder and Frederik Reidel from Atacama Water, a “qualified persons” (“QPs”) as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects and Subpart 1300 of Regulation S-K by virtue of their experience, education, and professional association, and their independence from the Company.
The scientific and technical information in this MD&A in respect of PPG has been reviewed and approved by the independent qualified persons (“QPs”) listed below, each of whom is a “qualified person” as defined in NI 43-101.
▪James Wang, P.E., Director, Golder.
▪Frederik Reidel, Managing Director, Atacama Water SpA.
Dr. Mark King was engaged as qualified person to prepare the 2026 Mineral Resource Estimate and 2026 Mineral Reserve Estimate, including the mineral resource and reserve estimation in brine for the Project in accordance with the guidelines for lithium brines set forth by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM 2012), National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and SK-1300.
The scientific and technical information in this MD&A in respect to the Updated Estimate has been reviewed and approved by the independent QPs listed below, each of whom is a “qualified person” as defined in NI 43-101.
▪David Burga, P.Geo.
▪Mark King, PhD P.Geo., FGC
The scientific and technical information in this MD&A in respect of Cauchari-Olaroz has been reviewed and approved by David Burga, P.Geo., a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects and Subpart 1300 of Regulation S-K by virtue of his experience, education, and professional association, and his independence from the Company.
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding required disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the SEC and the Canadian Securities Administrators, as at June 30, 2026. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures were effective as at June 30, 2026.
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls over financial reporting during the six months ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management, including the CEO and CFO, has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, the Company’s management, including the CEO and CFO, has concluded that as at June 30, 2026, the Company’s internal control over financial reporting was effective.
The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, which has expressed its opinion in its report included with our annual consolidated financial statements for the financial year ended December 31, 2025.
FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.
In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters; our guidance, expected financial results and condition of the Company; the Company's future objectives and strategies to achieve those objectives, expected production for Cauchari-Olaroz; operation of Cauchari-Olaroz, including timing, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; the implementation of DLE technology at Cauchari-Olaroz; expected remaining funding commitments at the Cauchari-Olaroz Operation; expected timing of full capacity production at Cauchari-Olaroz and plans for additional production capacity; publication of the Stage 2 development plan; Stage 2 targeted production capacity; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources that are not included in Mineral Reserves will ever be developed into Mineral Reserves, and information and underlying assumptions related thereto; the timing and amount of future production; expectations with respect to costs of production; liquidity outlook; use of proceeds from financing activities; currency exchange and interest rates; the Company’s expectations with respect to meeting its funding obligations through its financing plans; expectations with respect to the sufficiency of current cash balances and other sources to fund planned expenditures; the Company’s ability to raise capital and the sufficiency of currently available funding; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz Operation; successful operation of Cauchari-Olaroz under its co-ownership structure; ability to produce battery quality lithium products; the Company’s share of the expected capital expenditures for the construction of Cauchari-Olaroz; the formation of a New JV, including expectations regarding its advancement and benefits, the targeted production capacity, and the potential production of lithium chloride; the results of the Scoping Study, including, without limitation, expected mine life, production, capital and operating costs, IRR, NPV and other economic and operating parameters of PPG; financing of the New JV and development of PPG ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, matters relating to the agreement reached by the Argentine government with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; and opportunities for regional growth and development of the Pastos Grandes basin expected from the acquisition.
Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this MD&A is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things:

▪current technological trends;
▪a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Company’s projects;
▪ability of the Company to fund, advance and develop Cauchari-Olaroz and its other projects, and expected production and the timing thereof at Cauchari-Olaroz;
▪ability of the Company to fund, advance and develop PPG;
▪the successful operation of Cauchari-Olaroz under its co-ownership structure;
▪ability of the Company to produce battery quality lithium products;
▪the Company’s ability to operate in a safe and effective manner;
▪uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina;
▪demand for lithium, including that such demand is supported by growth in the electric vehicle market;
▪the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
▪general economic, geopolitical, and political conditions;
▪the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
▪regulatory, and political matters that may influence or be influenced by future events or conditions;
▪local and global political and economic conditions;
▪governmental and regulatory requirements and actions by governmental authorities, including changes in government policies;
▪stability and inflation of the Argentine Peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
▪the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
▪gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
▪estimates of and unpredictable changes to the market prices for lithium products;
▪development and ramp up costs for the Cauchari-Olaroz operation, and costs for any additional exploration work at the operation;
▪uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves;
▪reliability of technical data;
▪anticipated timing and results of exploration, development and construction activities;
▪discretion in the use of proceeds of certain financing activities; the Company’s ability to obtain additional financing on satisfactory terms or at all;
▪the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
▪the impacts of pandemics and geopolitical issues on the Company’s business;
▪the impact of inflation and other economic conditions on the Company’s business and global markets;
▪ability to repay or refinance debt as it comes due; and
▪accuracy of development budget and construction estimates.

Many of these expectations, assumptions, risk and uncertainties are beyond the Company’s control and could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s Form 20-F and other filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
All forward-looking information contained in this MD&A is expressly qualified by the risk factors set out in the latest Form 20-F, this MD&A and other public filings. Such risks include, but are not limited to the following: the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate additional funding; market prices affecting the ability to develop or operate the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership and/or joint venture arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of or continued hostilities in Ukraine, the Middle East and other parts of the world and the international response, including but not limited to their impact on commodity markets, fuel prices, supply chains, equipment and construction prices and on capital markets in general; emerging and developing market risks; risks relating to tariff wars, including but not limited to their impact on capital markets, interest rates, the availability of financing, commodity markets, supply chains, equipment and construction prices; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether certain Mineral Resources will ever be converted into Mineral Reserves; uncertainties with respect to estimates of operating costs and related economics for the Cauchari-Olaroz Project; uncertainties with respect to the formation of the New JV, the development of PPG and the expected economics of PPG; risk that the Company may not be able to file the RIGI application and obtain the anticipated benefits therefrom as anticipated, or at all; risk that the Company may not be able to finance the development of PPG as contemplated, or at all; risk that the Company may not be able to attract third party investors for the development of PPG as contemplated, or at all; risk that the Company will not be able to implement DLE technology; uncertainties inherent to the results of technical and economic studies, such as the Scoping Study, which are subject to significant assumptions and a high degree of uncertainty; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine Peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; share price volatility; and cybersecurity risks and threats. Such risk factors are not exhaustive.

The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s Form 20-F and other public filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.